August 30, 2022

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Kathleen Collins, Accounting Branch Chief
Joyce Sweeney, Senior Staff Accountant

Re: Tenable Holdings, Inc.
Form 10-K for the Year Ended December 31, 2021
Filed February 25, 2022
Form 8-K furnished April 26, 2022
File No. 001-38600

Ladies and Gentlemen:

Tenable Holdings, Inc. (the “Company” or “we”) is in receipt of the comment letter, dated August 2, 2022 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 filed on February 25, 2022 and the Company’s Current Report on Form 8-K furnished on April 26, 2022.

The Comment Letter requested that we respond within ten business days or advise the Staff when we will respond. By letter dated August 15, 2022, we requested an extension of ten business days to respond. We respectfully request an additional extension of 10 business days to respond. The Company plans to provide a response to the Comment Letter on or before September 14, 2022.

Thank you for your consideration of the Company’s request for an extension. If you have any questions, please do not hesitate to call the undersigned at (410) 872-0555.

Sincerely,

/s/ Stephen A. Vintz
Stephen A. Vintz
Chief Financial Officer
Tenable Holdings, Inc.

cc:        Amit Yoran, Tenable Holdings, Inc.
Stephen A. Riddick, Tenable Holdings, Inc.
Eric C. Jensen, Cooley LLP